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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                        BEN FRANKLIN RETAIL STORES, INC.
                                (Name of Issuer)

                          Common Stock, par value $.01
                         (Title of Class of Securities)

                                    081499105
                                 (CUSIP Number)

                              Benjamin Raphan, Esq.
                              Tenzer Greenblatt LLP
          405 Lexington Avenue, New York, New York 10174 (212) 573-4300 (Name, Address and Telephone Number of Person Authorized to Receive Notice
  and Communications)

                               September 23, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |X|.

Check the following box if a fee is being paid with the statement|_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 6 Pages

                                  SCHUDULE 13D


CUSIP NO. 081499105                                            Page 2 of 6 Pages

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     Wechsler & Co., Inc.

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


     WC

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


     NEW YORK

--------------------------------------------------------------------------------
   NUMBER OF      7      SOLE VOTING POWER
     SHARES              1,059,659 (includes 872,000 shares issuable upon
                         conversion of convertible notes)
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8      SHARED VOTING POWER
      EACH               Not Applicable
   REPORTING      --------------------------------------------------------------
     PERSON       9      SOLE DISPOSITIVE POWER
      WITH               1,059,659 (includes 872,000 shares issuable upon
                         conversion of convertible notes)
                  --------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER
                         Not Applicable

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,059,659 (includes 872,000 shares issuable upon conversion of convertible notes)

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       16.7%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       BD


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                               Page 2 of 6 Pages

                                  SCHUDULE 13D


CUSIP NO. 081499105                                            Page 3 of 6 Pages

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     Norman J. Wechsler

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*



     WC

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


     UNITED STATES

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            1,059,659 (includes 872,000 shares issuable upon
                       conversion of convertible notes)
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             Not Applicable
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             1,059,659 (includes 872,000 shares issuable upon
                       conversion of convertible notes)
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       Not Applicable

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,059,659 (includes 872,000 shares issuable upon conversion of convertible notes)

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       16.7%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                               Page 3 of 6 Pages

     This Amendment No. 2 amends and supplements the Schedule 13D, dated August 16, 1996, as amended and supplemented by Amendment No. 1 dated August 23, 1996, (the "Schedule 13D"), of (i) Wechsler & Co., Inc., a New York corporation ("WCI"), a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended, and (ii) Norman J. Wechsler, Chairman of the Board, President and the principal shareholder of WCI and Chairperson of the Official Committee of Subordinated Debenture Holders of Ben Franklin Retail Stores, Inc. (the "Issuer") (WCI and Norman J. Wechsler, the "Reporting Persons") with respect to Common Stock, par value $.01 per share (the "Common Stock") of the Issuer. Except as modified hereby, there has been no change in the information previously reported in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------
     The $100,000 principal amount of 7 1/2% Convertible Subordinated Notes due June 1, 2003 (the "Notes") described in Item 5(c) were purchased by WCI in open market transactions using working capital in the amount of $9,062.50.

Item 5. Interest in Securities of the Issuer.
        -------------------------------------

Wechsler & Co., Inc.
--------------------
WCI owns 1,059,659 shares of Common Stock, comprising 16.7% of the issued and outstanding shares of the Common Stock, including (i) 187,659 shares; and (ii) 872,000 shares issuable upon conversion of $6,758,000 aggregate principal amount of Notes of the Issuer.

WCI has the sole power to vote and dispose of the shares of Common Stock and Notes owned directly by it.

Norman J. Wechsler
------------------

Norman  J.  Wechsler   beneficially  owns  1,059,659  shares  of  Common  Stock,
comprising 16.7% of the issued and outstanding shares of the Common Stock, including (i) 187,659 shares owned by WCI; and (ii) 872,000 shares issuable upon conversion of $6,758,000 aggregate principal amount of Notes of the Issuer owned by WCI. Mr. Wechsler, in his capacity as the principal shareholder, Chairman of the Board and President of WCI, has the sole power to direct the vote and disposition of the shares of Common Stock and Notes owned directly by WCI.



                                Page 4 of 6 Pages

     (c) Since the filing of the Schedule 13D on August 26, 1996, WCI made the following sales of shares of Common Stock and the following purchases and sales of Notes in open market transactions on the NASDAQ SmallCap Market:

                           Market Making Transactions

                                   No. of                       Price
  Transaction                      Shares                        Per
      Date                          Sold                        Share
  -----------                      ------                       -----
August 21, 1996                    10,000                     $0.28125
August 21, 1996                    42,000                     $0.21875
September 23, 1996                 90,000                     $0.06250
October 1, 1996                    10,000                     $0.09375




                              Principal Amount              Price per $100
                                  of Notes                     Principal
                                 Purchased                  Amount of Notes
                              ---------------               ---------------

September 25, 1996               $100,000                      $ 9.0625

                         Investment Account Transactions


                              Principal Amount              Price per $100
                                  of Notes                      Principal
                                    Sold                    Amount of Notes
                              ---------------               ---------------

September 24, 1996                $100,000                       $11.00

     Other than as set forth above in this Item 5(c), the Reporting Persons have not effected any transactions in the Common Stock or Notes since the filing of the Schedule 13D.



                                Page 5 of 6 Pages

                                    SIGNATURE
                                    ---------



     After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 22, 1996



                                            WECHSLER & CO., INC.


                                            By: /s/ Norman J. Wechsler
                                               --------------------------
                                                Norman J. Wechsler, President


                                            By: /s/ Norman J. Wechsler
                                               --------------------------
                                                Norman J. Wechsler,


                                Page 6 of 6 Pages